Mail Stop 3561

May 22, 2008

<u>By U.S. Mail</u>

Principal Accounting Officer
Bryan E. Seas
AGL Resources, Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

     RE: AGL Resources Inc.
              File No. 1-14174
              Form 10-K for the year ended December 31, 2007
              Filed on February 7, 2008

Dear Mr. Seas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant